

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2011

Charles Michel
Chief Financial Officer
Entech Solar, Inc.
13301 Park Vista Blvd. Suite 100
Ft. Worth, Texas   76177

> **Re:** **Entech Solar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-34592**

Dear Mr. Michel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief